Exhibit 99.2

ENGINE GAMING AND MEDIA, INC.

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ROTH CANADA, INC.

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COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of
Subscription Receipts

Dated April 6, 2023

Article 1 INTERPRETATION	6
1.1 Definitions	6
1.2 Headings	10
1.3 References Unless otherwise specified in this Agreement:	10
1.4 Certain Rules of Interpretation	10
1.5 Day Not a Business Day	10
1.6 Applicable Law and Attornment	10
1.7 Conflict	12
1.8 Currency	12
1.9 Severability	12
1.10 Schedules	12
Article 2 PAYMENT AND ISSUE OF SUBSCRIPTION RECEIPTS	13
2.1 Payment Acknowledgement — Initial Closing	13
2.2 Creation and Issue of Subscription Receipts and Over-Allotment Subscription Receipts	14
2.3 Issue of Common Shares and Payments Upon Receipt of Irrevocable Release and Transfer Agent Direction	14
2.4 Form of Subscription Receipts	15
2.5 Fractional Subscription Receipts	15
2.6 Register for Subscription Receipts	16
2.7 Registers Open for Inspection	16
2.8 Receiptholder not a Shareholder	16
2.9 Subscription Receipts to Rank Pari Passu	16
2.10 Signing of Subscription Receipt Certificates	16
2.11 Certification by the Subscription Receipt Agent	17
2.12 Issue in Substitution for Subscription Receipt Certificates Lost, etc.	18
2.13 Exchange of Subscription Receipt Certificates	18
2.14 Charges for Exchange	18
2.15 Transfer and Ownership of Subscription Receipts	19
2.16 Book-Based System Subscription Receipts	20
2.17 Right of Rescission	21
Article 3 SATISFACTION OF ISSUANCE RIGHT OR TERMINATION PAYMENT RIGHT	22
3.1 Escrow Release Notice	22
3.2 Issue of Common Shares and Payment Thereon	22
3.3 Payment on Termination	22

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3.4 Cancellation of Surrendered Subscription Receipt Certificates	23
3.5 Additional Payments by the Corporation	23
Article 4 INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST	23
4.1 Segregation of Escrowed Funds	23
4.2 Third Party Interest	23
4.3 Moneys Held by Subscription Receipt Agent	23
Article 5 RIGHTS OF THE CORPORATION AND COVENANTS	24
5.1 Optional Purchases by the Corporation	24
5.2 General Covenants	25
5.3 Subscription Receipt Agent’s Remuneration, Expenses and Indemnification	26
5.4 Performance of Covenants by Subscription Receipt Agent	27
5.5 Accounting	27
5.6 Regulatory Matters	27
5.7 Indemnity of Receiptholders	27
Article 6 ENFORCEMENT	28
6.1 Suits by Receiptholders	28
6.2 Immunity of Shareholders, etc.	28
6.3 Limitation of Liability	28
Article 7 MEETINGS OF RECEIPTHOLDERS	28
7.1 Right to Convene Meetings	28
7.2 Notice	28
7.3 Chairman	28
7.4 Quorum	29
7.5 Power to Adjourn	29
7.6 Show of Hands	29
7.7 Poll and Voting	29
7.8 Regulations	30
7.9 Corporation and Subscription Receipt Agent may be Represented	31
7.10 Powers Exercisable by Extraordinary Resolution	31
7.11 Meaning of Extraordinary Resolution	32
7.12 Powers Cumulative	34
7.13 Minutes	34
7.14 Instruments in Writing	34
7.15 Binding Effect of Resolutions	35
7.16 Holdings by Corporation Disregarded	35

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Article 8 SUPPLEMENTAL AGREEMENTS	35
8.1 Provision for Supplemental Agreements for Certain Purposes	35
Article 9 CONCERNING THE SUBSCRIPTION RECEIPT AGENT	36
9.1 Rights and Duties of Subscription Receipt Agent	36
9.2 Evidence, Experts and Advisers	38
9.3 Documents, Monies, etc. Held by Subscription Receipt Agent	39
9.4 Subscription Receipt Agent not Required to Give Security	39
9.5 Protection of Subscription Receipt Agent	39
9.6 Replacement of Subscription Receipt Agent; Successor by Merger	41
9.7 Conflict of Interest	42
9.8 Acceptance of Appointment	42
9.9 Payments by Subscription Receipt Agent	43
9.10 Anti-Money Laundering and Privacy	43
9.11 Force Majeure	44
9.12 Subscription Receipt Agent Not to be Appointed Receiver	44
Article 10 GENERAL	44
10.1 Notice to the Corporation, Subscription Receipt Agent and the Agent	44
10.2 Notice to Receiptholders	41
10.3 Ownership and Transfer of Subscription Receipts	46
10.4 Evidence of Ownership	46
10.5 Satisfaction and Discharge of Agreement	46
10.6 Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders	47
10.7 Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided	47
10.8 Effect of Execution	47
10.9 Time of Essence	47
10.10 Termination	47
10.11 Counterparts	47
SCHEDULE 2.3(d)	49
SCHEDULE 3.1(a)	45

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SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 6th day of April, 2023 among:

ENGINE GAMING AND MEDIA, INC., a corporation governed by the laws of the Province of British Columbia (hereinafter referred to as the “Corporation”)

AND

ROTH CANADA, INC. (hereinafter referred to as the “Agent”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all Provinces of Canada (hereinafter referred to as the “Subscription Receipt Agent”).

WHEREAS the Corporation is proposing to issue and sell Subscription Receipts, each Subscription Receipt representing the right to receive one Common Share;

AND WHEREAS the Corporation and the Agent, have agreed that:

A.	the Proceeds and the Escrowed Agent’s Fee are to be delivered to and held by the Subscription Receipt Agent and invested in the manner set forth herein;

B.	if the Escrow Release Condition is satisfied by the Outside Date, then each holder of Subscription Receipts shall be entitled to receive, without additional consideration or further action, one Common Share for each Subscription Receipt held, the Agent shall receive the Escrowed Agent’s Fee, and the Corporation shall receive the balance of the Escrowed Funds; and

C.	if the Escrow Release Condition does not occur by the Outside Date, the Arrangement Agreement is terminated on or prior to the Outside Date, or the Corporation has advised the Agent or announced to the public that it does not intend to proceed with the Arrangement, then the subscription for Common Shares represented by each Subscription Receipt shall be automatically terminated and cancelled and each holder of Subscription Receipts shall be entitled to receive from the Corporation an amount equal to the Subscription Price in respect of each Subscription Receipt held together with such holder’s pro rata share of Earned Interest as provided herein and the Escrowed Agent’s Fee shall be paid to the Corporation together with the Corporation’s pro rata share of the Earned Interest as provided herein;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are by the Corporation and the Agent, as the context provides, and not by the Subscription Receipt Agent;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as set forth below.

Article 1
INTERPRETATION

1.1 Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings.

(a)	“Agency Agreement” means the agreement dated as of March 31, 2023 among the Corporation and the Agent in respect of, among other things, the offering of Subscription Receipts by the Corporation.

(b)	“Agent” means Roth Canada, Inc.

(c)	“Agent’s Fee Account” has the meaning ascribed thereto in Section 2.1(a)(ii).

(d)	“Agreement” means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof.

(e)	“Arrangement” means the completion of the plan of arrangement with GameSquare pursuant to the Arrangement Agreement.

(f)	“Arrangement Agreement” means the arrangement agreement dated December 7, 2023 between the Corporation and GameSquare.

(g)	“Arrangement Closing Date” means the date upon which the closing of the Arrangement takes place.

(h)	“Arrangement Closing Time” means the time on the Arrangement Closing Date at which the closing of the Arrangement takes place.

(i)	“Authenticated” means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and authenticated by signature of an authorized officer of the Subscription Receipt Agent, (b) with respect to an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipt as required by Section 2.10(b) are entered in the register of holders of Subscription Receipts, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(j)	“Beneficial Owner” means a person that has a beneficial interest in a Subscription Receipt.

(k)	“Book-Based System” means the book-based securities system administered by CDS in accordance with its operating rules and procedures in force from time to time.

(l)	“Business Day” means a day which is not Saturday or Sunday or a statutory or civic holiday or any other day on which banks are not open for business in the City of Toronto, Province of Ontario.

(m)	“CDS” means The Canadian Depositary for Securities Limited and its successors in interest.

(n)	“CDS Participant” means a person recognized by CDS as a participant;

(o)	“Common Shares” means common shales in the capital of the Corporation.

(p)	“Consolidation” means the consolidation of: (i) the Common Shares, and (ii) the Subscription Receipts, in both cases on a ratio of one new Common Share/Subscription Receipt for each four old Common Shares/Subscription Receipts.

(q)	“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent, acting reasonably.

(r)	“Depository” means CDS, or its successor, or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Corporation, with the consent of the Subscription Receipt Agent, acting reasonably, may designate.

(s)	“Designated Offices” means the principal offices of the Subscription Receipt Agent from time to time in the city of Toronto.

(t)	“Earned Interest” means the interest and other income actually earned on the investment of the Escrowed Funds between the date hereof and the earlier to occur of the Arrangement Closing Date and the Termination Date.

(u)	“Escrowed Agent’s Fee” means, collectively, the Escrowed Initial Agent’s Fee and the Escrowed Over-Allotment Agent’s Fee.

(v)	“Escrowed Funds” means, collectively, the Proceeds, the Escrowed Agent’s Fee and the Earned Interest.

(w)	“Escrowed Initial Agent’s Fee” means NIL, payable to the Agent pursuant to the Agency Agreement.

(x)	“Escrowed Over-Allotment Agent’s Fee” means the amount of $0.04375 per Subscription Receipt sold pursuant to the Over-Allotment Option (other than that portion of the Over-Allotment Option exercised on the date hereof), representing 50% of the total fee payable to the Agent per Subscription Receipt sold pursuant to the Over-Allotment Option, such amount being a maximum of $47,250, provided that the Agent Fee shall not be payable on Subscription Receipts issued to President’s List Purchasers (as such terms are defined in the Agency Agreement).

(y)	“Escrow Release Condition” means:

(i)	the Arrangement Agreement has not, without the prior consent of the Agent, been amended in a manner having a material adverse effect on the value of the Arrangement to the Corporation and its subsidiaries (on a consolidated basis);

(ii)	the parties to the Arrangement Agreement have completed the Arrangement in all material respects in accordance with the terms of the Arrangement Agreement; and

(iii)	completion of the Consolidation and the Name Change.

(z)	“Escrow Release Notice” means the notice provided to the Subscription Receipt Agent, substantially in the form set forth in Schedule 3.1(a), executed by the Corporation and the Agent, certifying the Escrow Release Condition has been satisfied.

(aa)	“Extraordinary Resolution” has the meaning ascribed thereto in Section 7.11(a) and Section 7.14.

(bb)	“Global Certificate” means a Subscription Receipt Certificate that is registered in the name of the Depository or its nominee pursuant to Section 2.5 for the purpose of being held by or on behalf of the Depository as custodian for Beneficial Owners.

(cc)	“GameSquare” means GameSquare Esports Inc.

(dd)	“Irrevocable Subscription Receipt Agent Direction and Undertaking” means the written irrevocable direction and undertaking executed by the Corporation, to be delivered to the Subscription Receipt Agent pursuant to Section 3.1, substantially in the form set forth in Schedule 3.1(a)(ii).

(ee)	“Irrevocable Escrow Release and Transfer Agent Direction” means the written irrevocable direction executed by the Corporation, to be delivered to the Subscription Receipt Agent pursuant to Section 3.1, substantially in the form set forth in Schedule 3.1(a)(i).

(ff)	“Name Change” means the change of the name of the Corporation to “GameSquare Holdings, Inc.”.

(gg)	“NASDAQ” means NASDAQ Capital Market.

(hh)	“NCI” has the meaning ascribed to that term in subsection 2.15(a).

(ii)	“Original Purchasers” has the meaning ascribed thereto in Section 2.17(a).

(jj)	“Outside Date” means 5:00 p.m. (Toronto time) on April 30, 2023.

(kk)	“Over-Allotment Option” means the over-allotment option granted by the Corporation to the Agent as described in the Prospectus.

(ll)	“Over-Allotment Subscription Receipts” has the meaning ascribed thereto in Section 2.3(a)(i).

(mm)	“Person” includes an individual, corporation, company, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof

(nn)	“Proceeds” means an aggregate amount equal to the Subscription Price multiplied by the total number of Subscription Receipts issued hereunder, such amount being a maximum of US$10,350,000.

(oo)	“Prospectus” means the (final) short form base shelf prospectus of the Corporation dated March 24, 2021 filed with the securities regulatory authorities of each of the provinces and territories of Canada, including as incorporated into the registration statement filed on Form F-10 with the United States Securities and Exchange Commission, and relating to, among other things, the distribution of the Subscription Receipts in all of the provinces of Canada (other than Québec) and the United States and, unless the context otherwise requires, includes all documents incorporated therein by reference and any amendments or supplements thereto, including the final Prospectus Supplement dated March 31, 2023 relating to the distribution of the Subscription Receipts.

(pp)	“Receiptholders”, or “holders” means the registered holders from time to time of Subscription Receipts.

(qq)	“Receiptholders’ Request” means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than 25% of the then outstanding Subscription Receipts, requesting the Subscription Receipt Agent to take some action or proceeding specified therein.

(rr)	“Subscription Price” means the sum of US$1.25 per Subscription Receipt.

(ss)	“Subscription Proceeds Account” has the meaning ascribed thereto in Section 2.1(a)(i).

(tt)	“Subscription Receipt Agent” means Computershare Trust Company of Canada or its successors from time to time under this Agreement.

(uu)	“Subscription Receipt Certificate” means a certificate evidencing Subscription Receipts in the form attached as Schedule 2.2(d).

(vv)	“Subscription Receipts” means the subscription receipts issued and certified hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights set out in Section 2.2(a).

(ww)	“Termination Date” means the earliest of:

(i)	the Outside Date;

(ii)	the date on which the Arrangement Agreement is terminated;

(iii)	the date on which the Corporation delivers to the Agent, and the Subscription Receipt Agent, a notice executed by the Corporation that the Corporation does not intend to proceed with the Arrangement; and

(iv)	the date on which the Corporation announces to the public that it does not intend to proceed with the Arrangement.

(xx)	“Termination Notice” means a written notice from the Corporation addressed to the Subscription Receipt Agent indicating that the Arrangement will not be satisfied and directing the Subscription Receipt Agent to return all Escrowed Funds to the Agent for the benefit of the Subscription Receiptholders;

(yy)	“Termination Payment Time” means 5:00 p.m. (Toronto time) on the third Business Day after the Termination Date.

(zz)	“TSXV” means the TSX Venture Exchange.

(aaa)	“Uncertificated Subscription Receipt” means any Subscription Receipt which is issued under the Book-Based System.

(bbb)	“written request of the Corporation” and “certificate of the Corporation” mean, respectively, a written request and certificate signed by the Corporation and may consist of one or more instruments so executed.

1.2 Headings

The headings, the table of contents and the division of this Agreement into Articles, Sections and Schedules are for convenience of reference only and shall not affect the interpretation of this Agreement

1.3 References Unless otherwise specified in this Agreement:

(a)	references herein to Articles, Sections and Schedules are to Articles and Sections of, and Schedules to, this Agreement;

(b)	“hereto”, “herein”, “hereby”, “hereunder”, “hereof “ and similar expressions, without reference to a particular provision, refer to this Agreement; and

(c)	a reference to a Party refers to a party to this Agreement.

1.4 Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)	the singular includes the plural and vice versa; and

(b)	references to any gender shall include references to all genders.

1.5 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6 Applicable Law and Attornment

(a)	This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario with respect to any dispute related to or arising from this Agreement.

(b)	By the execution and delivery of this Agreement, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed an agent for service (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or processing arising out of or relating to this Agreement or the Subscription Receipts, that may be instituted in any federal or state court in the State of New York, or brought under U S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Corporation shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Subscription Receipts shall be outstanding.

(c)	The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by the Agent or by any Person who controls the Agent arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding to the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

(d)	The provisions of this Section 1.6 shall survive any termination of this Agreement, in whole or in part.

1.7 Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8 Currency

All dollars amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of the United States and all payments required to be made hereunder or thereunder shall be made in United States dollars.

1.9 Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.10 Schedules

The following Schedules attached to this Agreement from an integral part of this Agreement:

Schedule 2.2(d):	Form of Subscription Receipt Certificate;
Schedule 3.1(a):	Irrevocable Escrow Release and Transfer Agent Direction
Schedule 4.3	Approved Banks

Article 2
PAYMENT AND ISSUE OF SUBSCRIPTION RECEIPTS

2.1 Payment Acknowledgement — Initial Closing

(a)	The Corporation shall cause to be deposited Proceeds by wire transfer to the Subscription Receipt Agent. Upon receipt of wires for the Proceeds and Agent’s Fees, the Subscription Receipt Agent will:

(i)	acknowledge receipt of the funds by separate written receipt:

(A)	from Roth Canada, Inc. of a wire transfer of funds in the aggregate amount of $1,046,306.12 and confirm that such funds have been deposited in a segregated account in the name of the Corporation designated as the “Engine Gaming and Media, Inc. — Sub. Receipts” account (the “Subscription Proceeds Account”), or as otherwise directed by the Corporation and the Agent; and

(B)	from Fogler, Rubinoff LLP, legal counsel to the Corporation, on behalf of the Corporation, of a wire transfer of funds in the aggregate amount of US$8,147,500 and confirm that such funds have been deposited in the Subscription Proceeds Account, or as otherwise directed by the Corporation and the Agent.

(b)	The Corporation hereby:

(i)	acknowledges that the amount received by the Subscription Receipt Agent pursuant to Section 2.1(a)(i) represents payment of the Subscription Price for 7,673,000 Subscription Receipts; and

(ii)	irrevocably directs the Subscription Receipt Agent to retain the amounts described in Section 2.1(a) in accordance with the terms of this Agreement pending payment of the Escrowed Funds in accordance with the terms of this Agreement.

(c)	The Agent shall acknowledge by separate written receipt to the Subscription Receipt Agent and the Corporation:

(i)	Confirmation of a NCI deposit representing 1,155,000 Subscription Receipts registered in the name of CDS (or its nominee); and

(ii)	satisfaction by the Corporation of its obligation to pay the corporate finance fee in the amount of $125,000 and 50% of the Agent’s fee payable to the Agent on the date hereof pursuant to the Agency Agreement.

(d)	The Corporation shall acknowledge by separate written receipt to the Subscription Receipt Agent confirmation of receipt of Subscription Receipt Certificates representing 6,518,000 Subscription Receipts registered in the names of Reeceiptholders as directed by the Corporation.

2.2 Creation and Issue of Subscription Receipts and Over-Allotment Subscription Receipts

(a)	Up to 8,280,000 Subscription Receipts, on the terms and subject to the conditions herein provided, are hereby created and authorized for issue at a price per Subscription Receipt equal to the Subscription Price.

(b)	The Subscription Receipts may close in one or more closings by Over- Allotment Subscription Receipts up to a total of 8,280,000 Subscription Receipts. The Corporation shall provide the current constating documents, written direction, opinion and other documents as required by the Subscription Receipt Agent on the date of the Over-Allotment Subscription Receipt issuance.

(c)	One Subscription Receipt shall be issued, without any further act or formality, on the closing date, for US$1.25 received by the Corporation as payment therefor and each such Subscription Receipt shall be a fully paid and non-assessable security of the Corporation.

(d)	Upon the issue of the Subscription Receipts in accordance with Section 2.2(c),Uncertificated Subscription Receipts registered in the name of the Depository or a nominee thereof shall be Authenticated by the Subscription Receipt Agent and deposited in the Depository upon the written direction of the Corporation and Subscription Receipt Certificates evidencing Subscription Receipts shall be executed by an authorized signatory of the Corporation, and, upon the written direction of the Corporation, shall be certified by or on behalf of the Subscription Receipt Agent and delivered by the Subscription Receipt Agent in accordance with such written direction of the Corporation. .

(e)	Each Subscription Receipt issued hereunder will automatically entitle the holder thereof, upon the conversion thereof in accordance with the provisions of Section 2.3 hereof, and without payment of any additional consideration, to be issued one Common Share upon delivery of the Escrow Release Notice.

2.3 Issue of Common Shares and Payments Upon Receipt of Irrevocable Release and Transfer Agent Direction

(a)	If the Escrow Release Condition is satisfied by the Outside Date the Corporation and the Agent shall deliver an Irrevocable Release and Transfer Agent Direction to the Subscription Receipt Agent authorizing the Subscription Receipt Agent to:

(i)	Issue to the holders of each post-Consolidated Subscription Receipt, for no additional consideration, one Common Share for each post-Consolidated Subscription Receipt so held;

(ii)	pay the Escrowed Agent’s Fee in the amount set out in the Irrevocable Release and Transfer Agent Direction to the Agent. The Agent shall acknowledge in writing to the Corporation satisfaction by the Corporation of its obligation to pay the Escrowed Agent’s Fee to the Agent pursuant to the Agency Agreement; and

(iii)	pay the balance of the Escrowed Funds to the Corporation less any amount payable to the Subscription Receipt Agent, equal to the reasonable fees for service rendered and disbursements incurred pursuant to the Subscription Receipt Agreement.

(b)	In the event that either (i) a Termination Notice is delivered prior to the Termination Date, or (ii) the Irrevocable Escrow Release and Transfer Agent Direction is not delivered to the Subscription Receipt Agent prior to the Termination Date, all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of any Subscription Receipt Certificates), be automatically terminated and cancelled by the Subscription Receipt Agent as of the Termination Date and holders of Subscription Receipts shall thereafter have no rights thereunder except to receive, and the Subscription Receipt Agent shall pay to the Agent for further distribution to such holders, an amount equal to the aggregate Proceeds of the Subscription Receipts then held, plus Earned Interest actually earned thereon (less any withholding Tax required to be withheld in respect thereof). The Corporation shall be liable for any shortfall between the amounts owing to Subscription Receiptholders under this Section 2.3(b) and the amount of Escrowed Funds. The Subscription Receipt Agent shall have no responsibility for any shortfall owing to the Receiptholders.

2.4 Form of Subscription Receipts

The Subscription Receipts may be issued in both certificated and uncertificated form. All Subscription Receipts issued in certificated form shall be evidenced by a Subscription Receipt Certificate (including all replacements issued in accordance with this Agreement) issued in registered form, substantially in form set out in Schedule 2.3(d) hereto and shall be dated as of the Closing Date, shall bear such legends, distinguishing letters and numbers as the Corporation may, with the approval of the Subscription Receipt Agent, prescribe and shall be issuable in any denomination excluding fractions. All Uncertificated Subscription Receipts issued to the Depository shall be evidenced by a book position issued to the holder thereof on the register of Subscription Receipts to be maintained by the Subscription Receipt Agent in accordance with Section 2.6. All Subscription Receipts issued to the Depository may be in either certificated (represented by a Global Certificate) or uncertificated form (represented by an Uncertificated Subscription Receipt) form, in each case the Beneficial Owner thereof being evidenced by a book position issued to the Depository on the register of Subscription Receipts to be maintained by the Subscription Receipt Agent in accordance with Section 2.6.

2.5 Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.6 Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and the Corporation shall cause to be kept by the Subscription Receipt Agent at the Designated Offices, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Corporation shall also cause to be kept by the Subscription Receipt Agent at the Designated Offices the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.7 Registers Open for Inspection

The registers referred to in Section 2.6 shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on a Business Day for inspection by the Corporation, the Subscription Receipt Agent or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested so to do by the Corporation, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such holder.

2.8 Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of shareholders of the Corporation, or the right to receive distributions or any continuous disclosure materials of the Corporation. Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.9 Subscription Receipts to Rank Pari Passu

Each Subscription Receipt shall rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder, whatever may be the actual date of issue of same.

2.10 Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by an officer of the Corporation on behalf of the Corporation. The signature of such officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.11, be binding upon the Corporation as if they had been manually signed by such officer. Notwithstanding that the Person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.11, be valid and binding on the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.11 Certification by the Subscription Receipt Agent

(a)	No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent, and such certification by the Subscription Receipt Agent on any Subscription Receipt Certificate shall be conclusive evidence as against the Corporation that the Subscription Receip t Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b)	No NCI deposit in the Book-Based System shall be made or, if made, shall be valid for any purposes or entitle the holder to the benefits hereof and thereof until it has been Authenticated by the Subscription Receipt Agent and such Authentication shall be conclusive evidence as against the Corporation that the NCI deposit so made has been duly issued hereunder and that the holder is entitled to the benefits hereof and thereof.

(c)	The certification of the Subscription Receipt Agent on the Subscription Receipt Certificates issued hereunder, or the Authentication of the Subscription Receipt Agent of the NCI deposit in the Book-Based System made hereunder, as applicable, shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) or the NCI deposit (except the due Authentication thereof) as applicable, and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificate or NCI deposit, as applicable, or any of them or of the consideration therefor except as otherwise specified herein. The Authentication by the Subscription Receipt Agent of any Subscription Receipt shall be conclusive evidence as against the Corporation that such Uncertificated Subscription Receipts have been duly issued hereunder and that the holder is entitled to the benefits of this Agreement.

(d)	The register shall be final and conclusive evidence as to all matters relating to Uncertificated Subscription Receipts with respect to which this Agreement requires the Subscription Receipt Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error and such Uncertificated Subscription Receipts are binding on the Corporation.

(e)	Any Subscription Receipt Certificate validly issued in accordance with the terms of this Agreement in effect at the time of issue of such Subscription Receipt Certificate shall, subject to the terms of this Agreement and applicable law, validly entitle the holder to acquire Common Shares.

2.12 Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)	In case any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and compliance with Section 2.12(b), shall issue, and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder.

(b)	The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.12 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent in their sole discretion, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Corporation and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith

2.13 Exchange of Subscription Receipt Certificates

(a)	Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Offices during regular business hours of the Subscription Receipt Agent.

2.14 Charges for Exchange

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s), payment of such charges and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.15 Transfer and Ownership of Subscription Receipts

(a)	Subject to Sections 2.14(d), there are no restrictions on the transfer of the Subscription Receipts; however, the Subscription Receipts may only be transferred on the register kept at one of the Designated Offices by the holder or his legal representatives or his attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at one of the Designated Offices, the Corporation shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee, if less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in his name evidencing the Subscription Receipts not transferred; however, notwithstanding the foregoing provisions of this Section 2.14(a), Subscription Receipts shall only be transferred upon:

(i)	payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

(ii)	such reasonable requirements as the Subscription Receipt Agent may prescribe, and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

(b)	The Corporation and the Subscription Receipt Agent shall deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(c)	The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (local time) at the Designated Office, on the earlier to occur of the Arrangement Closing Date and the Termination Date (subject to settlement).

(d)	The Subscription Receipt Agent shall promptly advise the Corporation of any requested transfer of Subscription Receipts. The Corporation shall be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article 2, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction.

(e)	Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either the issue and delivery of Common Shares, or the payment of the Subscription Price and a pro rata share of the Earned interest (excluding any interest accrued on the Escrowed Agent’s Fee), less any applicable withholding taxes, as provided in Section 3.3, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

2.16 Book-Based System Subscription Receipts

(a)	Except as described above or as may be directed by the Corporation, registration of interests in and transfers of Subscription Receipts shall be made only through the Book-Based System. Other than as may be directed by the Corporation, the Subscription Receipts will be evidenced by a non-certificated inventory (“NCI”) deposit though the Book-Based System for an amount representing the aggregate number of such Subscription Receipts outstanding from time to time.

(b)	Transfers of beneficial ownership in any Subscription Receipt represented by an NCI deposit will be effected only (i) with respect to the interest of a CDS Participant, through records maintained by CDS or its nominee for such Subscription Receipts, and (ii) with respect to the interest of any person other than a CDS Participant, through records maintained by the CDS Participants.

(c)	The rights of Beneficial Owners who hold security entitlements in respect of Subscription Receipt through the Book-Based System shall be limited to those established by applicable law and agreements between CDS and CDS Participants and between such CDS Participants and Beneficial Owners who hold security entitlements in respect of Subscription Receipt through the Book-Based System and must be exercised through a CDS Participant in accordance with the rules and procedures of CDS.

(d)	If any of the following events occurs:

(A)	CDS or the Corporation has notified the Subscription Receipt Agent that (A) CDS is unwilling or unable to continue as depository or (B) CDS ceases to be a clearing agency in good standing under applicable laws and, in either case, the Corporation is unable to locate a qualified successor depository within 90 days of delivery of such notice;

(B)	the Corporation has determined, in its sole discretion, to terminate the Book-Based System in respect of such Uncertificated Subscription Receipt and has communicated such determination to the Subscription Receipt Agent in writing;

(C)	the Corporation or CDS is required by applicable law to take the action contemplated in this subsection; or

(D)	the Book-Based System administered by CDS ceases to exist,

then one or more definitive fully registered Subscription Receipt Certificates shall be executed by the Corporation and certified and delivered by the Subscription Receipt Agent to CDS in exchange for the Uncertificated Subscription Receipts held by CDS.

Fully registered Subscription Receipt Certificates issued and exchanged pursuant to this subsection shall be registered in such names and in such denominations as CDS shall instruct the Subscription Receipt Agent, provided that the aggregate number of Subscription Receipts represented by such Subscription Receipt Certificates shall be equal to the aggregate number of Uncertificated Subscription Receipts so exchanged. Upon exchange of Uncertificated Subscription Receipts for one or more Subscription Receipt Certificates in definitive form, such Uncertificated Subscription Receipts shall be cancelled by the Subscription Receipt Agent.

(e)	Notwithstanding anything in this Agreement in terms of a NCI deposit, neither the Corporation nor the Subscription Receipt Agent nor any agent thereof shall have any responsibility or liability for:

(i)	the records maintained by CDS relating to any ownership interests or any other interests in the Subscription Receipts or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Subscription Receipt represented by any NCI deposit (other than CDS or its nominee);

(ii)	maintaining, supervising or reviewing any records of CDS or any CDS Participant relating to any such interest; or

(iii)	any advice or representation made or given by CDS or those contained in this Agreement that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any CDS Participant.

(f)	Notwithstanding any provisions made in this Agreement with respect to expiry dates, payment dates or other acts that may be required to be done in connection with this Agreement, may be altered due to the internal procedures and processes with respect to cut-off times of CDS. It is understood and agreed to by the parties hereto that the Subscription Receipt Agent shall have no responsibility in connection with any cut-off time imposed by CDS.

2.17 Right of Rescission

(a)	If the Prospectus contains a misrepresentation (as such term is defined in the Securities Act (Ontario)) and it was a misrepresentation on the date hereof, a purchaser of Subscription Receipts to whom the Prospectus was sent or delivered and who was the original purchaser of the Subscription Receipts (collectively, the “Original Purchasers”) shall have a right of action against the Corporation for rescission to receive the Subscription Price for each Subscription Receipt for which such purchaser subscribed exercisable on notice given to the Corporation not more than 180 days subsequent to the date hereof. The right of action for rescission is only available to an Original Purchaser either while he or she is a holder of the Subscription Receipts purchased or while he or she is a holder of the Common Shares issuable upon surrender of such Subscription Receipts.

(b)	In no event shall the Corporation be liable under this Section 2.17 if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.

Article 3
SATISFACTION OF ISSUANCE RIGHT OR TERMINATION PAYMENT RIGHT

3.1 Escrow Release Notice

If the Escrow Release Condition is satisfied by the Outside Date:

(a)	The Corporation will shall notify the Subscription Receipt Agent in writing to update the register of Subscription Receipts to effect the Consolidation and set out the resulting number of Subscription Receipts in such notice;

(b)	the Corporation and the Agent shall forthwith cause the Irrevocable Escrow Release and Transfer Agent Direction to be delivered to the Subscription Receipt Agent Subscription Receipt Agent in accordance with Section 2.3 herein; and

(c)	the Corporation shall issue a press release confirming the Escrow Release Condition has occurred, and setting out the Arrangement Closing Date, the date on which the transfer register for the Subscription Receipts will close, and that the underlying Common Shares have been or will be issued to Receiptholders through the facilities of CDS (if the Subscription Receipts are registered in the Book-Based System) or by the Direct Registration System (if the Subscription Receipts are registered by Subscription Receipt Certificates) effective as at the date the Escrow Release Notice is delivered to the Subscription Receipt Agent.

3.2 Issue of Common Shares and Payment Thereon

(a)	If the Escrow Release Condition is satisfied by the Outside Date, the Common Shares shall be and shall be deemed to be issued to the Receiptholder in accordance with the right of such holder (which right shall be and shall be deemed to be exercised on the delivery of the Irrevocable Escrow Release and Transfer Agent Direction notice as provided in Section 2.3) and such Common Shares shall be deemed to be issued upon delivery of the Irrevocable Escrow Release and Transfer Agent Direction to the Subscription Receipt Agent, notwithstanding that a certificate or a Book-Based System customer confirmation therefor may not yet have been issued or entered, as the case may be, and the Persons to whom such Common Shares are to be issued in accordance with the provisions of this Agreement shall be deemed to have become the holders of record of such Common Shares at the Arrangement Closing Time.

(b)	Effective immediately after the Common Shares have been issued as contemplated in Section 3.2(a), the Subscription Receipts relating thereto shall be void and of no value or effect. For greater certainty, any Escrowed Funds or other monies held by the Subscription Receipt Agent pursuant hereto after the Escrowed Agent’s Fee has been paid as set forth in Section 2.2(a)(ii), shall be delivered to the Corporation as soon as reasonably practicable thereafter.

(c)	Notwithstanding anything herein contained, Common Shares will only be issued hereunder in compliance with the securities laws of any applicable jurisdiction

3.3 Payment on Termination

(a)	If the Termination Date occurs, then:

(i)	the Corporation shall forthwith notify the Subscription Receipt Agent thereof and shall issue a press release setting forth the Termination Date;

(ii)	the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall be entitled from and after the Termination Payment Time, but shall receive no earlier than on the third Business Day following the Termination Date, a payment in the aggregate amount of:

(A)	the Subscription Price in respect of each of such holder’s Subscription Receipts, and

(B)	such holder’s pro rata share of the Earned Interest in the Subscription Proceeds Account, less any applicable withholding taxes.

If the Escrowed Funds in the Subscription Proceeds Account are not satisfactory to meet the payment required by Section 3.3(a)(ii), the Subscription Receipt Agent shall only make payments under this Section 3.3(a)(ii) to the extent monies have been deposited with it pursuant to Section 3.5. The Subscription Receipt Agent agrees to cause any amounts to be paid to the holders of Subscription Receipts pursuant to this Section 3.3 commencing no later than the third Business Day following the Termination Date, and

(iii)	Subscription Receipt registers shall be closed at the close of business on the Termination Date.

(b)	The obligation to make the payment of the amounts specified in Section 3.3(a)(ii) shall be satisfied by wire transfer to the Agent or the Corporation. Upon the delivery by wire transfer as provided in this Section 3.3(b), all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect. Any Escrowed Funds, interest or other monies held by the Subscription Receipt Agent pursuant hereto after the wire transfer for the amount specified in this Section 3.3(b) have been delivered, as the case may be, shall be delivered to the Corporation as soon as reasonably practicable thereafter.

3.4 Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Section 5.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

3.5 Additional Payments by the Corporation

The Corporation shall, no later than one Business Day before the date on which the payment is required to be paid pursuant to Section 3.3, pay to the Subscription Receipt Agent such amount, if any, as will be sufficient to allow the Subscription Receipt Agent to pay in full the amounts as are required under the circumstances.

Article 4
INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST

4.1 Segregation of Escrowed Funds

The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by the Subscription Receipt Agent in escrow for, the Receiptholders and the Corporation.

4.2 Third Party Interest

The Corporation hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent, in connection with this Agreement, for or to the credit of the Corporation, is not intended to be used by or on behalf of any third party.

4.3 Moneys Held by Subscription Receipt Agent

Until released in accordance with this Agreement, the Escrowed Funds shall be recorded in the segregated internal trust account records of the Subscription Receipt Agent which account record shall be designated in the name of Engine Gaming and Media, Inc. Sub. Receipts, and the Escrow Amount shall and shall be deposited in one or more trust accounts, such accounts to be denominated in United State dollars, to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in Schedule 4.3 to this Agreement (each such bank, an “Approved Bank”). Of the amount of interest, if any, earned by the Escrow Agent on such deposited monies, the Escrow Agent shall credit to the Escrow Amount an amount that is equal to the average 90 day US TBill rate minus 0.50% on these USD funds. Such calculated amount shall be credited by the Escrow Agent to the Escrow Amount within three (3) Business Days of each month-end. The Escrow Agent may retain the remaining amount of interest, if any, that was earned on such deposited monies for its own use and benefit. Notwithstanding the foregoing, (i) in no event will the Escrow Agent be obligated to pay or credit any amount on account of interest that exceeds the amount of interest earned from the Approved Bank(s) on the Escrow Amount, as determined by the Escrow Agent; and (ii) if an account at any Approved Bank into which the Escrow Amount or any part thereof has been deposited bears a negative interest rate or there is otherwise any fee or other charge assessed on the account or in respect of the amount of cash on deposit, the cost, as determined by the Escrow Agent, shall be deducted from the Escrow Amount.

All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the Corporation and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Corporation. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 4.3, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The Corporation acknowledges and agrees that the Subscription Receipt Agent will have acted prudently in depositing the Escrow Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such Approved Bank.

At any time and from time to time, the Corporation and the Agent shall be entitled to direct, the Subscription Receipt Agent only by written direction executed by both such parties (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrow Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation acknowledges and agrees that such specified amount remains at the sole risk of the Corporation prior to and after such withdrawal.

Article 5
RIGHTS OF THE CORPORATION AND COVENANTS

5.1 Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase by private contract or otherwise any of the Subscription Receipts. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Corporation, such Subscription Receipts are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such Persons and on such other terms as the Corporation, in its sole discretion, may determine. The Subscription Receipts purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Subscription Receipt Agent.

5.2 General Covenants

(a)	The Corporation covenants with the Subscription Receipt Agent and Agent, that so long as any Subscription Receipts remain outstanding:

(i)	it will use its reasonable best efforts to maintain its existence;

(ii)	it will make all requisite filings under applicable Canadian and United States securities legislation including those necessary to remain a reporting issuer not in material default in each of the provinces of Canada in which it is presently a reporting issuer;

(iii)	it will announce by press release the occurrence of the Arrangement Closing Date or the Termination Date, as the case may be, in accordance with Section 3.1 or Section 3.3(a), as the case may be;

(iv)	it will use its best efforts to carry out all of the acts or things to be done by it as provided in this Agreement;

(v)	prior to the earlier of the Arrangement Closing Date and the Termination Date, it will not sell the properties or assets of the Corporation as, or substantially as, an entirety, to any other entity;

(vi)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares pursuant to the Subscription Receipts;

(vii)	it will cause the Common Shares and the certificates representing the Common Shares from time to time acquired pursuant to the Subscription Receipts to be duly issued as fully paid and non-assessable shares and delivered in accordance with the Subscription Receipts and the terms hereof;

(viii)	it will use its best efforts to ensure that (until the earlier of the Arrangement Closing Time and the Termination Date) the Common Shares continue to be listed and posted for trading on the TSXV and NASDAQ; and

(ix)	with respect to any notices to be given or other acts to be performed or which may be given or performed by the Agent under or pursuant to this Agreement (including the notice contemplated by Section 3.1), it shall provide to the Agent, in a timely manner all such information and documents as the Agent may reasonably request and is within the knowledge or control of the Corporation in order to verify the factual circumstances relating to such notices or acts and, if requested, such information shall be certified correct by the Corporation.

(b)	The Corporation further covenants with the Subscription Receipt Agent and the Agent, that, from the date hereof to the earlier of the Termination Date and the Arrangement Closing Date, it will not do any of the following:

(i)	subdivide or redivide the outstanding Common Shares into a greater number of common shares;

(ii)	other than the Consolidation, reduce, combine or consolidate the outstanding Common Shares into a smaller number of common shares;

(iii)	issue Common Shares to holders of all or substantially all of the outstanding Common Shares by way of a dividend;

(iv)	fix a record date for the making of a dividend to all or substantially all the holders of its outstanding Common Shares of:

(A)	shares of any class other than Common Shares, or

(B)	rights, options or warrants; or

(v)	other than the Arrangement, reclassify the Common Shares or undertake a reorganization of the Corporation or a consolidation, amalgamation, arrangement or merger of the Corporation with any other Person or other entity; or

(vi)	a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person or entity or a liquidation, dissolution or winding-up of the Corporation.

5.3 Subscription Receipt Agent’s Remuneration, Expenses and Indemnification

(a)	The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon receipt of an invoice for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent’s gross negligence, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand. This section shall survive the termination of this Agreement and the removal or resignation of the Subscription Receipt Agent.

5.4 Performance of Covenants by Subscription Receipt Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and the Agent of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

5.5 Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Proceeds, and shall provide to the Corporation and the Agent records and statements thereof periodically on written request..

5.6 Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Common Shares in the circumstances contemplated by Section 3.2 such that:

(a)	such issuance will comply with the prospectus and registration requirements of applicable securities laws; and

(b)	the first trade in Common Shares will not be subject to, or will be exempt from, the prospectus requirements of applicable securities laws.

5.7 Indemnity of Receiptholders

Subject to Article 6 of this Agreement, the Corporation agrees to indemnify the Receiptholders and the Agent for, and hold each of them harmless against, any loss, liability, claim, damage or expense imposed on, incurred by or asserted against any of them as a result of a breach by the Subscription Receipt Agent of its obligations under this Agreement, including the failure of the Subscription Receipt Agent to deliver the Common Shares or to refund the Subscription Price together with Earned Interest (excluding any interest accrued on the Escrowed Agent’s Fee) to the Receiptholders pursuant to the provisions hereof. The indemnity provided for in this Section 5.9 shall survive any termination of this Agreement.

Article 6
ENFORCEMENT

6.1 Suits by Receiptholders

All or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders. The Subscription Receipt Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of Subscription Receiptholders.

6.2 Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer, employee or agent of the Corporation or any successor entity for the issue of the Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificate(s) .

6.3 Limitation of Liability

The obligations hereunder are not personally binding on, nor shall resort hereunder be had to, the private property of any of the past, present or future shareholders, directors, officers, employees or agents of the Corporation or any successor entity, but only the property of the Corporation or any successor entity shall be bound in respect hereof.

Article 7
MEETINGS OF RECEIPTHOLDERS

7.1 Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and will, on receipt of a written request of the Corporation or of a Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within 10 days after receipt of such written request of the Corporation or such Receiptholders’ Request and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario or at such other place as may be determined by the Subscription Receipt Agent and approved by the Corporation.

7.2 Notice

At least 10 days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date (which should be a Business Day) and time when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3 Chairman

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

7.4 Quorum

Subject to the provisions of Section 7.11, at any meeting of the Receiptholders a quorum shall consist of not less than two Receiptholders present in person or by proxy and holding 25% of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 25% of the then outstanding Subscription Receipts.

7.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided, At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7 Poll and Voting

(a)	On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(b)	On a show of hands, every Person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share he is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by him. A proxy need not be a Receiptholder. In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders, The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him,

7.8 Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b)	the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named Person and will remain on deposit until after the meeting, which voting certificate shall entitle the Persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c)	the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or. the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d)	the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)	the form of the instrument of proxy; and

(f)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Receiptholders or their counsel, or proxies of Receiptholders.

7.9 Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent, by their respective authorized agents, and the counsel for the Corporation and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

7.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 7.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by Extraordinary Resolution:

(a)	to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders;

(c)	to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)	to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or on any conditions specified in such Extraordinary Resolution;

(e)	to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)	to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)	to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h)	with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new Subscription Receipt Agent to take the place of the Subscription Receipt Agent so removed; and

(i)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation.

7.11 Meaning of Extraordinary Resolution

(a)	The expression “Extraordinary Resolution” when used in this Agreement means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two Receiptholders holding more than 25% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than 66 2/3% of the Subscription Receipts represented at the meeting and voted on the poll on such resolution.

(b)	If, at any meeting called for the purpose of passing an Extraordinary Resolution, at least two Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 14 or more than 30 days later, and to such place and time as may be appointed by the chairman of the meeting. Not less than seven days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

(i)	if the Extraordinary Resolution purports to exercise any of the powers conferred pursuant to Section 7.10(a), (d), (g), or (i) or purports to change the provisions of this Section 7.11 or of Section 7.14 or purports to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this Section 7.11(b)(i), a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts present in pet son or by proxy; and

(ii)	in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c)	At any adjourned meeting of Receiptholders as described in this Section 7.11, any resolution passed by the requisite votes as provided in Section 7.11(a) shall be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairman or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 7 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least 66 2/3% of then outstanding Subscription Receipts with respect to an Extraordinary Resolution, and the expression “Extraordinary Resolution” when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts.

7.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 7.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16 Holdings by Corporation Disregarded

In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Receiptholders’ Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

Article 8
SUPPLEMENTAL AGREEMENTS

8.1 Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, the Agent and the Subscription Receipt Agent may, subject to the provisions hereof and the approval of the TSXV and NASDAQ, if required, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the circumstances, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, prejudicial to the interests of the Receiptholders;

(b)	giving effect to any Extraordinary Resolution passed as provided in Article 7;

(c)	making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, prejudicial to the interests of the Receiptholders;

(d)	adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e)	modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(f)	for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

Article 9
CONCERNING THE SUBSCRIPTION RECEIPT AGENT

9.1 Rights and Duties of Subscription Receipt Agent

(a)	In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent Subscription Receipt Agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own gross negligence, wilful misconduct, bad faith or fraud.

(b)	The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding herewith, including without limitation, for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional on the Receiptholders furnishing, Subscription Receipt Agenta Receiptholders’ Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(c)	None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

(d)	The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(e)	Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of applicable law.

(f)	The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other Parties and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(g)	The Subscription Receipt Agent shall not be responsible for ensuring that the Proceeds are used in the manner contemplated by the Prospectus.

(h)	The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(i)	The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.

(j)	The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

(k)	The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Subscription Receipt Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten days’ written notice to the Corporation provided (i) that the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such ten-day period, then such resignation shall not be effective.

9.2 Evidence, Experts and Advisers

(a)	In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

(b)	In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c)	Whenever it is provided in this Agreement that the Corporation shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, Subscription Receipt Agentthe Subscription Receipt Agent shall be protected in acting and relying upon ay resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(d)	Proof of the execution of any document or an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Receiptholder together with a certified resolution authorizing the Person who signs such instrument to sign such instrument.

(e)	The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any of them. The Corporation shall pay the Subscription Receipt Agent for any reasonable fees of such counsel, accountants, appraisers, or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraisers or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

9.3 Documents, Monies, etc. Held by Subscription Receipt Agent

Subject to Section 4.1, any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian bank or deposited for safekeeping with any such bank.

The Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders and the Corporation.

9.4 Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

9.5 Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a)	the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)	nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Subscription Receipt Agent shall not be bound to give notice to any Person of the execution hereof;

(d)	the Subscription Receipt Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, wilful misconduct or fraud;

(e)	the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and in the Subscription Receipts and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby;

(f)	the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(g)	if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque;

(h)	the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit (including any Subscription Receipt Interest) with the Subscription Receipt Agent at the time of disbursement; and

(i)	notwithstanding the foregoing or any other provision of this Agreement, any liability of the Subscription Receipt Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Subscription Receipt Agent under this Agreement in the twelve (12) months immediately prior to the Subscription Receipt Agent receiving the first notice of the claim. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(j)	the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any officers, employees, agents or servants of the Corporation.

(k)	In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation shall at all times indemnify the Subscription Receipt Agent and its affiliates, their successors and assigns, and each of their directors, officers, employees and agents (the “Indemnified Parties”) and save them harmless from and against all claims, demands, losses, actions, causes of action, suits, proceedings, liabilities, damages, costs, charges, assessments, judgments and expenses (including reasonable expert consultant and legal fees and disbursements on a solicitor and client basis) whatsoever arising in connection with this Agreement including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Indemnified Parties and expenses incurred in connection with the enforcement of this indemnity, which the Indemnified Parties, or any of them, may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Subscription Receipt Agent’s duties, and including any services that the Subscription Receipt Agent may provide in connection with or in any way relating to this Agreement (unless arising from Subscription Receipt Agent’s gross negligence, wilful misconduct or bad faith) and including any action or liability brought against or incurred by the Indemnified Parties in relation to or arising out of any breach by the Corporation. Notwithstanding any other provision hereof, the Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. Notwithstanding any other provision hereof, this indemnity shall survive the resignation or removal of the Subscription Receipt Agent and the termination or discharge of this Agreement.

9.6 Replacement of Subscription Receipt Agent; Successor by Merger

(a)	The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 9.7, by giving to the Corporation not less than 30 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Receiptholders by Extraordinary Resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new Subscription Receipt Agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Agent shall forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Receiptholders; failing such appointment by the Agent, the retiring Subscription Receipt Agent or any Receiptholder may apply to a justice of the Superior Court of Justice (Ontario) on such notice as such justice may direct, for the appointment of a new Subscription Receipt Agent; but any new Subscription Receipt Agent so appointed by the Agent or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new Subscription Receipt Agent appointed under any provision of this Section 9.7 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment, the new Subscription Receipt Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Corporation or the new Subscription Receipt Agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 5.3, shall duly assign, transfer and deliver to the new Subscription Receipt Agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b)	Upon the appointment of a successor Subscription Receipt Agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 10.

(c)	Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the Parties, provided that such corporation would be eligible for appointment as a successor Subscription Receipt Agent under Section 9.7(a).

(d)	Any Subscription Receipt Certificates certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the successor Subscription Receipt Agent in the name of the predecessor or successor Subscription Receipt Agent.

9.7 Conflict of Interest

(a)	The Subscription Receipt Agent represents to the Corporation and the Agent that at the time of execution and delivery hereof no material conflict of interest exists between its role as Subscription Receipt Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Subscription Receipt Agent hereunder to a successor Subscription Receipt Agent approved by the Corporation and meeting the requirements set forth in Section 9.7(a). Notwithstanding the foregoing provisions of this Section 9.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)	Subject to Section 9.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any affiliated entity of the Corporation without being liable to account for any profit made thereby.

9.8 Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as Subscription Receipt Agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

9.9 Payments by Subscription Receipt Agent

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

9.10 Anti-Money Laundering and Privacy

(a)	The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation of guideline, then it shall have the right to resign on 10 days prior written notice sent to all parties hereby provided that:

(i)	the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and

(ii)	that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

(b)	Each Party acknowledges that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Agreement and other services that may be requested from time to time;

(ii)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(iii)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

(iv)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each Party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available to the parties hereto on its website or upon request, including revisions thereto. Further, each Party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a Party unless that Party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

9.11 Force Majeure

(a)	No Party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, a material worsening of the ongoing Covid-19 pandemic, and mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 9.11.

9.12 Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any Person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Article 10
GENERAL

10.1 Notice to the Corporation, Subscription Receipt Agent and the Agent

(a)	Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Agent or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by email:

(i)	if to the Corporation:

Engine Gaming and Media, Inc.
77 King Street West, Suite 3000
Toronto, ON M5K 1G8

Attention: President and Chief Executive Officer
Email: lou@enginemediainc.com

(ii)	if to the Agent:

Roth Canada, Inc.
130 King Street West, Suite 1921
Toronto, ON M5X 1E3

Attention: Brady Fletcher
Email: bfletcher@rothcanada.ca

and

(iii)	if’ to the Subscription Receipt Agent:

Computershare Trust Company of Canada
100 University Ave, 8th Floor
Toronto ON, M5J 2Y1

Attention: Manager, Corporate Trust
Email: corporatetrust.toronto@computershare.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if’ by email on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)	The Corporation, the Agent or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Agent or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

10.2 Notice to Receiptholders

(a)	Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five Business Days following actual posting of the notice.

(b)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

10.3 Ownership and Transfer of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Sections 3.2 or 3.3, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Subscription Receipt Agent for the same and neither the Corporation nor’ the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4 Evidence of Ownership

(a)	Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named Per son with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Subscription Receipt Agent may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b)	The Corporation and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person:

(i)	the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution;

(ii)	the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the Person signing acknowledged to him the execution thereof; or

(iii)	a statutory declaration of a witness of such execution.

10.5 Satisfaction and Discharge of Agreement

Upon the earlier of:

(a)	the issue of certificates or Book-Based System customer confirmations representing Common Shares and payment of all monies required as provided in Section 3.2; or

(b)	the payment of all monies required where the Arrangement is terminated or the Arrangement Closing Time does not occur by the Outside Date as provided in Section 3.3,

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing provisions of this Section 10.5, the indemnities provided to the Subscription Receipt Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

10.6 Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any Person other than the Parties and the Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the Parties, the Receiptholders and such transferees.

10.7 Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation in Section 7.16, the Corporation shall provide to the Subscription Receipt Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation, and the Subscription Receipt Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

10.8 Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution,

10.9 Time of Essence

Time is and shall remain of the essence of this Agreement.

10.10 Termination

Subject to Section 5.3(b) and Section 5.9, once all of the deliveries and payments described in Article 3 have been made, this Agreement shall terminate and be of no further effect.

10.11 Counterparts

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[Signatures appear on next page]

IN WITNESS WHEREOF the Parties have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

ENGINE GAMING AND MEDIA, INC.

Per:	/s/ “Lou Schwartz”
Name:	Lou Schwartz
Title:	President and CEO
I have authority to bind the Corporation

ROTH CANADA, INC.

Per:	/s/ “Brady Fletcher”
Name:	Brady Fletcher
Title:	President and Head of Investment Banking
I have authority to bind the Corporation

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	/s/ “Lisa M. Kudo”
Name:	Lisa M. Kudo
Title:	Corporate Trust Officer

Per:	/s/ “Danny Snider”
Name:	Danny Snider
Title:	Corporate Trust Officer
We have authority to bind the Corporation

SCHEDULE 2.3(d)

This is Schedule 2.3(d) to a Subscription Receipt Agreement made as of April _______, 2023 among Engine Gaming and Media, Inc., Roth Canada, Inc. and Computershare Trust Company of Canada, as Subscription Receipt Agent.

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

ENGINE GAMING AND MEDIA, INC.

(a corporation existing under the laws of the Province of British Columbia)

Number:	CUSIP/ISIN:

THIS IS TO CERTIFY THAT _______ (the “holder”) is the registered holder of Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt certificate (this “Certificate”) are issued pursuant to a Subscription Receipt Agreement (“Agreement”) dated April _______, 2023, among the Issuer, Computershare Trust Company of Canada (the “Subscription Receipt Agent”) and Roth Canada, Inc. (the “Agent”).

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

Each Subscription Receipt entitles the holder:

(a)	if the Escrow Release Condition is satisfied by the Outside Date, to receive, for no additional consideration, one common share in the capital of the Issuer; or

(b)	if the Escrow Release Condition does not occur by the Outside Date, the Arrangement is terminated at any earlier time or the Issuer has advised the Agent or announced to the public that it does not intend to proceed with the Arrangement, to receive an amount equal to the sum of the Subscription Price and such holder’s pro rata share of the Earned Interest on such Subscription Price, less any applicable withholding taxes, all in the manner and on the terms and conditions set out in this Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions on which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a shareholder of the Issuer or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Agreement contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only on payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Toronto time) on the earlier to occur of the Arrangement Closing Date and the Termination Date (subject to settlement of trades).

This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

Time shall be of the essence hereof. This Certificate is governed by the laws of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Issuer has caused this Certificate to be signed by a duly authorized representative as of ►, 2023.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:	Name 1
Title:	Title 1

ENGINE GAMING AND MEDIA, INC.

Per:
Lou Schwartz
President and CEO
I have authority to bind the Corporation

SCHEDULE 3.1(a)

IRREVOCABLE ESCROW RELEASE AND TRANSFER AGENT DIRECTION

TO: COMPUTERSHARE TRUST COMPANY OF CANADA (the “Subscription Receipt Agent and Transfer Agent”) as Subscription Receipt Agent relating to the issue of Subscription Receipts of the Corporation;

This Irrevocable Transfer Agent Direction is being provided pursuant to Section 3.1(a) of the subscription receipt agreement (the “Subscription Receipt Agreement”) dated April _______, 2023 among Engine Gaming and Media, Inc. (the “Corporation”), Computershare Trust Company of Canada (the “Subscription Receipt Agent”) and Roth Canada, Inc. (the “Agent”).

Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

The undersigned hereby confirms that the Escrow Release Conditions (other than delivery of this Irrevocable Transfer Agent Direction) have been satisfied or waived and hereby direct you to:

1.	pay the aggregate amount of $___________, representing the Escrowed Agent’s Fee to __________________ plus interest earned thereon by means of a wire transfer to the bank account set out below; and

2.	pay the aggregate amount of $____________ representing the balance of the Escrowed Funds, less any amount payable to the Subscription Receipt Agent, equal to the reasonable fees for service rendered and disbursements incurred pursuant to the Subscription Receipt Agreement to the Corporation by means of a wire transfer to the bank account set out below.

Bank Name and Bank address (with postal code):	[banking information to be provided at the time of the release]

Canadian Routing Code:
SWIFT Code:
Bank Number :
Transit Number :
Beneficiary Name :
Beneficiary Address (with postal code):
Beneficiary Account No. :
Further instructions:

3. The Corporation hereby irrevocably directs and authorizes the Transfer Agent in its capacity as registrar and transfer agent of the Common Shares to issue and deliver on behalf of the Corporation _________Common Shares to the persons to whom such Common Shares are to be issued pursuant to the Subscription Receipt Agreement effective as at the Release Date, which is _______, 2023, all as provided for in Section 3.1 of the Subscription Receipt Agreement. The Corporation hereby confirms that the issuance of the Common Shares has been duly authorized by all necessary action and are fully paid and non-assessable. The undersigned further certifies that the issuance of these securities is not in violation of any applicable laws or regulations, including applicable securities laws and regulations, and exchange regulations.

This Irrevocable Transfer Agent Direction, which may be signed in counterparts and delivered electronically is irrevocable and this shall constitute your good and sufficient authority for taking the actions described herein.

DATED at Toronto, Ontario, this ► day of ►, 2023.

ENGINE GAMING AND MEDIA, INC.

Per:
Lou Schwartz
President and CEO
I have authority to bind the Corporation

ROTH CANADA, INC.

Per:
Name,
Title
I have authority to bind the Corporation

SCHEDULE 4.3 Approved Banks (as at April 1, 2023)

Bank	Relevant S&P Issuer Credit Rating (as at April 1st, 2023)
Bank of America NA	A+
Bank of Montreal	A+
The Bank of Nova Scotia	A+
Bank of Tokyo-Mitsubishi UFJ	A
BMO Harris Bank	A+
BNP Paribas	A+
Canadian Imperial Bank of Commerce	A+
Santander UK Plc	A
Societe Generale	A

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